UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________

SCHEDULE 14F-1
___________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

LIPIDVIRO TECH, INC.
(Exact name of registrant as specified in its corporate charter)

000-49655
 (Commission File No.)

Nevada	87-0678927
(State of Incorporation)	(IRS Employer Identification No.)

4720 Salisbury Road
Jacksonville, FL 32256
(Address of principal executive offices)

(904) 493-6496
 (Registrant’s telephone number)
__________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
__________________________________________________________________________

LIPIDVIRO TECH, INC.
4720 Salisbury Road
Jacksonville, FL 32256

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about May 12, 2014, to the holders of record at the close of business on May 8, 2014 (the “Record Date”) of shares of common stock, par value $0.001 per share (the “Common Stock”) of LipidViro Tech, Inc., a Nevada  corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by that certain Share Exchange Agreement, dated April 29, 2014 (the “Share Exchange Agreement”), by and among (i) the Company, (ii) our former principal stockholders (the “Principal Stockholders”), (iii) NAC Harmonic Drive, Inc. (which since been renamed NAC Drive Systems, Inc.), a Delaware corporation (“NAC”), and (iv) the stockholders of NAC Harmonic Drive, Inc. (the “NAC Stockholders”)  The transactions contemplated by the Share Exchange Agreement were consummated on April 29, 2014 (the “Closing Date”).

Except as otherwise indicated by the context, references in this Information Statement to “we,” “us,” “our,” “our Company,” or “the Company” are to the combined business of LipidViro Tech, Inc. and its consolidated subsidiaries.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

On the Record Date, 25,000,001 shares of our Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into the Share Exchange Agreement, pursuant to which the NAC Stockholders transferred to us all of the issued and outstanding shares of common stock of NAC in exchange for the issuance of 23,125,001 shares of our Common Stock.  The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company in which the Principal Stockholders were no longer our principal stockholders.

On the Closing Date, Mr. Thomas J. Howells and Ms. Shelley Goff submitted their resignations from our Board of Directors.  On the same day, our Board of Directors increased its size from two (2) to four (4) members and appointed Messrs. Vincent Genovese, Jose Pujol, Edward C. Haversang, and Brian St. Denis to fill the vacancies created by Mr. Howells and Ms. Goff's resignations and by the increase in the size of the Board of Directors.  On May 2, 2014, our Board of Directors increased its size from four (4) to five (5) members and appointed Ms. Rita M. O’Connor to fill the vacancy created by the increase in the size of the Board of Directors. The appointments of Messrs. Genovese and Pujol became effective immediately. The appointments of Messrs. Haversang and St. Denis and the appointment of Ms. O’Connor will become effective on the tenth (10th) day following the mailing of this Information Statement to our stockholders.

The incoming directors are not currently directors of the Company, did not hold any positions with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). To the best of our knowledge, none of the officers or incoming or existing directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of May 8, 2014 by (a) each stockholder who is known to us to own beneficially 5% or more of our outstanding Common Stock; (b) all directors; (c) our executive officers, and (d) all executive officers and directors as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares of Common Stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares of Common Stock.

For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of Common Stock that such person has the right to acquire within sixty (60) days of May 8, 2014. For purposes of computing the percentage of outstanding shares of our Common Stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of May 8, 2014 is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership. Unless otherwise identified, the address of our directors and officers is c/o LipidViro Tech, Inc., 4720 Salisbury Road, Jacksonville, FL 32256.

Name of Beneficial Owner and Address	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Common Stock (1)
5% Shareholders
-	-	-
Directors and Executive Officers
Vincent Genovese	16,013,589	64.05%
Rita M. O’Connor	360,032	1.44%
Edward C. Haversang	673,103	2.69%
Brian St. Denis	5,243,942	20.98%
Jose Pujol	360,032	1.44%
All directors and officers as a group (5 people)	22,650,698	90.60%

(1)
Based on 25,000,001 shares of Common Stock issued and outstanding as of May 8, 2014. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within sixty (60) days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

Changes in Control

We are not aware of any person who owns of record, or is known to own beneficially, five (5%) percent or more of our outstanding securities of any class, other than as set forth above.

LEGAL PROCEEDINGS

The Company initiated a legal action with the United States Patent and Trademark Office to oppose a trade mark application by its prime competitor in an attempt by the competitor to trade mark the term “Harmonic Drive.”  The proceeding was in its third year and in March 2014, the Company concluded negotiations.  A global settlement agreement was jointly executed that includes no receipt or payment of any monies by NAC.  NAC Harmonic Drive, Inc. changed its name to NAC Drive Systems, Inc. on May 6, 2014.  The Company is dropping its opposition to the trade mark in the U.S. and its competitor is releasing any and all claims globally of alleged trademark infringement. Prior to this proceeding, the Company planned and desired such name change as it encompasses broader drive technologies that are currently under development and does not limit the scope of its technology.  The agreement is global in scope.  The Company pursued the proceeding in order to avoid potential future legal proceedings as it grows.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of all of our directors, executive officers and key employees; and all positions and offices held as of the date of this Information Statement. The directors will hold such office until the next annual meeting of shareholders and until his or her successor has been elected and qualified.

Name	Age	Position
Vincent Genovese	50	Chief Executive Officer, President and Director
Jose Pujol	32	Secretary, Treasurer and Director
Rita M. O’Connor	45	Director
Edward C. Haversang	50	Director
Brian St. Denis	45	Director

Business Experience

The following summarizes the occupation and business experience during the past five (5) years for our officers, directors and key employees as of the date of this Information Statement:

Vincent Genovese has more than 20 years of executive management experience and has worked for over 30 years in the field of harmonic gearing technology. In 1990 he purchased Conic Systems, Inc., a small harmonic gearbox manufacturer, and expanded its product line and market to become the leading supplier of harmonic differentials in North America. Mr. Genovese has extensive experience in international business. He reorganized Conic Systems, Inc. in 2000 into Nireco America Corporation (“Nireco America”) as a consolidated subsidiary of Nireco Corporation of Japan, a publicly traded corporation. As President and CEO of Nireco America, Vincent led operations and market development for Nireco America in North and South America. He has worked and traveled extensively throughout Europe, Asia, and Brazil. He holds a BS in Engineering from New Jersey Institute of Technology and has a patent (U.S.) for a harmonic gearbox design and several patents pending.

Mr. Genovese is qualified to serve on our Board of Directors because of his experience in the harmonic gearing industry and as co-founder of the NAC Harmonic Drive, Inc.

Jose Pujol has 10 years’ experience in operations and finance, import-export, inventory control, technical sales, and international product support, 6 years of which were at Conic Systems, Inc./Nireco America where he held the positions of Field Service Engineer, Customer Support Manager, and General Manager. Mr. Pujol is the Director of Operations and Finance for NAC Harmonic Drive, Inc. and Conic Systems, Inc., managing accounting and operations. Prior experience was at Nubenco, an international distributor of medical supplies and machinery. As Registration Liaison, Mr. Pujol managed import-export functions between China, the U.S., and Latin America and was responsible for ensuring that requisite government regulations in the U.S. and Latin American were met by manufacturers within mainland China. Mr. Pujol holds a BS in Computer Engineering from New Jersey Institute of Technology and is bilingual in English and Spanish.

Mr. Pujol is qualified to serve on our Board of Directors because of his experience in operations, accounting, import-export, inventory control, technical sales, engineering and international product support.

Rita O’Connor has over 20 years of business and financial experience navigating both small privately held startups (Adams and Xanodyne) and large publicly-held corporations (Schering-Plough & Deloitte manufacturing clients) through periods of rapid growth and transition. Her experience includes successful IPO, private equity raises, debt restructurings, acquisitions and divestitures, as well as skills in financial modeling, strategic planning, investor relations, SEC reporting and cash management. Rita has a BS in Accounting from Rutgers University and is a licensed CPA.

Ms. O’Connor is qualified to serve on our Board of Directors because of her business and financial experience in the start-up sector.

Edward Haversang has more than 25 years management experience, 17 of which have been in sales management at Praxair, Inc., an $11 billion global industrial gases and chemicals company.  Mr. Haversang is a seasoned business development professional, interacting with senior level management in large, complex transactions involving technical products and long term supply agreements.  He has also led a number of new product and service launches resulting in significant revenue and profit growth. Mr. Haversang has also served in key management technical sales positions with Mistras Group, Techcorr USA, Clean Harbors Environmental Services, Control Instruments Corporation, and Teleran Technologies.

Mr. Haversang is qualified to serve on our Board of Directors because of his management experience and as co-founder of the NAC Harmonic Drive, Inc.

Brian St. Denis has 20 years’ experience in the motion control, defense, and aerospace markets. 13 of these were with competitor HD Systems/Harmonic Drive LLC where he held positions including Marketing Manager, Engineering Manager, Director of Sales, and Vice President. Other positions include Product Marketing Manager at Rockwell Automation a global leader in factory automation, and General Manager at Beta Transformer Technology Corporation a leading provider of magnetic products to the defense and aerospace markets. Mr. St. Denis has a BS and MS in Mechanical Engineering from SUNY Stony Brook, and an MBA from Long Island University. He is a Licensed Professional Engineer in New York State.

Mr. St. Denis is qualified to serve on our Board of Directors because of his experience in the harmonic gearing technologies, general and plant management, motion control, and the defense and aerospace markets.

Family Relationships

No family relationship has ever existed between any director, executive officer of the Company, and any person contemplated to become such.

Conflicts of Interest

Certain potential conflicts of interest are inherent in the relationships between our officers and directors and us.

From time to time, one or more of our affiliates may form or hold an ownership interest in and/or manage other businesses both related and unrelated to the type of business that we own and operate.  These persons expect to continue to form, hold an ownership interest in and/or manage additional other businesses which may compete with our business with respect to operations, including financing and marketing, management time and services and potential customers. These activities may give rise to conflicts between or among the interests of us and other businesses with which our affiliates are associated.  Our affiliates are in no way prohibited from undertaking such activities, and neither us nor our stockholders will have any right to require participation in such other activities.

Further, because we intend to transact business with some of our officers, directors and affiliates, as well as with firms in which some of our officers, directors or affiliates have a material interest, potential conflicts may arise between the respective interests of us and these related persons or entities.  We believe that such transactions will be effected on terms at least as favorable to us as those available from unrelated third parties.

With respect to transactions involving real or apparent conflicts of interest, we have adopted policies and procedures which require that: (i) the fact of the relationship or interest giving rise to the potential conflict be disclosed or known to the directors who authorize or approve the transaction prior to such authorization or approval; (ii) the transaction be approved by a majority of our disinterested outside directors; and (iii) the transaction be fair and reasonable to us at the time it is authorized or approved by our directors.

Our policies and procedures regarding transactions involving potential conflicts of interest are not in writing.  We understand that it will be difficult to enforce our policies and procedures and will rely and trust our officers and directors to follow our policies and procedures.  We will implement our policies and procedures by requiring the officer or director who is not in compliance with our policies and procedures to remove himself or herself and the other officers and directors will decide how to implement the policies and procedures, accordingly.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten (10) years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his or her involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•
been found by a court of competent jurisdiction in a civil action or by the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS,
AND DIRECTOR INDEPENDENCE

Related Transactions

The Company recognized revenues for products sold to Conic Systems, Inc. (“Conic”) amounting to $23,496 and $41,281 for the years ended December 31, 2013 and 2012, respectively.  As of December 31, 2013 and 2012, outstanding accounts receivable from Conic for such sales were $2,130 and $0, respectively.

Conic also bills the Company for certain expenses related to payroll and employee benefits, rent and occupancy costs, advertising, travel expenses and other expenses paid for by Conic on behalf of NAC. Payroll and employee benefits billed to NAC were for personnel who spend a percentage of their time to NAC’s operations.  The administrative and warehouse facilities used by NAC are owned by the majority shareholder and the allocable cost related to the use of these facilities are likewise charged to NAC by Conic.   Effective January 2012, the Company and Conic agreed to a fixed monthly fee of $25,000 to cover the above costs.  The outstanding payable to Conic related to the above expenses amounted to $62,573 and $78,834 as of December 31, 2013 and 2012, respectively.  The monthly fixed fee arrangement with Conic was terminated effective September 30, 2013.

On August 24, 2011, the Company entered into an agreement with the CEO to acquire all of his shares in Conic at an agreed consideration of $1,200,000.  The purchase price increases at a rate of 4.875% per year, and both parties have agreed to a ten (10) year payout.   In connection with such agreement, the Company has paid to the CEO $50,300 and $13,200 as of December 31, 2012 and 2011, respectively, which is reported as a deposit in the balance sheets.  Such deposit will be refunded to the Company in the event that the acquisition does not close.

Director Independence

Because our Common Stock is not currently listed on a national securities exchange, we have used the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

•	the director is, or at any time during the past three years was, an employee of the company;
•
the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

•	a family member of the director is, or at any time during the past three years was, an executive officer of the company;
•
the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

•
the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit;

We have determined that Rita O’Connor, Edward Haversang and Brian St. Denis are independent directors. We do not have an audit committee, compensation committee or nominating committee. We currently do not have a code of ethics that applies to our officers, employees and director

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten (10%) percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten (10%) percent stockholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or stockholders of the Company were delinquent in any necessary filings under Section 16(a).

CORPORATE GOVERNANCE

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2013, our Board of Directors did not meet. We did not hold an annual meeting in 2013.

Board Committees

We do not currently have a separately designated audit, nominating or compensation committee.

Board Leadership Structure and Role in Risk Oversight

Mr. Genovese serves as both our President and Chief Executive Officer and as the Chairman of our Board of Directors.  Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the years ended December 31, 2013, and 2012 in all capacities for our executives.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Vincent Genovese (1)	2013	50,580	-	-	-	-	-	-	50,580
Chief Executive Officer and President	2012	-	-	-	-	-	-	-	-

Joes Pujol (2)	2013	-	-	-	-	-	-	-	-
Secretary	2012	-	-	-	-	-	-	-	-

Thomas J. Howells (3)	2013	-	-	-	-	-	-	-	-
Former President	2012	-	-	-	-	-	-	-	-

Shelley Goff (4)	2013	-	-	-	-	-	-	-	-
Former Secretary	2012	-	-	-	-	-	-	-	-

(1)
Mr. Genovese was appointed as our Chief Executive Officer and President on April 29, 2014.  The amount set out in the table above for Mr. Genovese for the years 2013 and 2012, reflects compensation paid by NAC, which became our wholly-owned subsidiary on April 29, 2014.

(2)
Mr. Pujol was appointed as our Secretary and Director of Operations and Finance on April 29, 2014.  The amount set out in the table above for Mr. Pujol for the years 2013 and 2012, reflects compensation paid by NAC, which became our wholly-owned subsidiary on April 29, 2014.

(3)	Mr. Howells resigned from his position as President on April 29, 2014.

(4)	Ms. Goff resigned from her position as Secretary on April 29, 2014.

Outstanding Equity Awards at Fiscal Year-End Table

On March 14, 2013, the Board of Directors approved the award of 23,000 common shares to a director which will vest upon completion of the Company’s planned equity raise.  Management determined the performance condition to be probable as of December 31, 2013 and the shares were subsequently issued in April 2014.  The shares were valued at $287,500 based on the Company’s stock price and stock compensation expense of $215,625 was recognized for the year ended December 31, 2013.  The unrecognized compensation expense of $71,875 will be recognized over the remaining period of three (3) months.

Employment Agreements

We do not have any employee agreements with any of our executive officers.

Compensation of Directors

We did not pay any of our directors’ compensation for their services as directors in 2013.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, we file periodic reports, documents and other information with the SEC relating to our business, financial statements and other matters. Such reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 or may be accessed at www.sec.gov. Information regarding the operation of the public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330. You are encouraged to review our Current Report on Form 8-K, together with any subsequent information we filed or will file with the SEC and other publicly available information. A copy of any public filing is also available, at no charge, by contacting our legal counsel, Robinson Brog Leinwand Greene Genovese & Gluck P.C., Attn: David E. Danovitch, Esq. at 212-603-6300.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

LIPIDVIRO TECH, INC.

By:	/s/ Vincent Genovese
Vincent Genovese President and Chief Executive Officer Date: May 8, 2014